IN THE MATTER OF FILE NO. 70-9897 SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 CERTIFICATE OF NOTIFICATION PURSUANT TO RULE 24 UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740 Allegheny Energy Supply Company, LLC 4350 Northern Pike Monroeville, PA 15146-2841

_____________________________ Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740
The Commission is requested to send copies of all notices, orders and communications in connection with this Application / Declaration to:

Thomas K. Henderson Vice President and General Counsel Allegheny Energy, Inc. 10435 Downsville Pike Hagerstown, MD 21740	Anthony Wilson Senior Counsel Allegheny Energy Service Corporation 10435 Downsville Pike Hagerstown, MD 21740

On December 31, 2001, the Securities and Exchange Commission (SEC) issued an order in this proceeding, Release No. 35-27486 in File No. 70-9897 (the Order) authorizing, among other things, various external and intrasystem financing transactions. The order directed that Allegheny Energy, Inc. (the Company) file with the SEC certificates pursuant to Rule 24 of the Public Utility Holding Company Act (the Act) on a quarterly basis within 60 days from the end of the first three calendar quarters and within 90 days from the end of the last calendar quarter. This certificate reports transactions from April 1, 2002 through June 30, 2002 ("the current period").

Allegheny Energy, Inc. Allegheny Energy Supply Company, LLC By /S/ MARLEEN BROOKS Marleen Brooks

August 29, 2002

The Company hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

a). Computation under Rule 53 (a) setting forth the Company's consolidated retained earnings and aggregate investment in all Electric Wholesale Generators (EWG's) and Foreign Utility Companies (FUCOS):

(Thousands)	June 30, 2002

Investment in EWG's and FUCOS	$ 261,289
Consolidated retained earnings (four quarter average)	$1,119,481

Ratio of aggregate investment to consolidated retained earnings	23.4%

b.)  Breakdown showing the Company's aggregate investment in each individual EWG/FUCO project covered by the Order:

(Thousands)	June 30, 2002

Envirotech	$ 1,910
LAEEP I, LP*	-
Fondelec	21
AE Supply Gleason Generating Facility, LLC	77,861
AE Supply Wheatland Generating Facility, LLC	64,874
AE Supply Lincoln Generating Facility, LLC	96,523
Allegheny Energy Hunlock Creek, LLC	20,100
Total Investments in EWG's/FUCOs**	$ 261,289

* Investment amount reflects the recording of a reserve for $3.2 million based on investment impairment.
**Total aggregate investments in EWG's/FUCOs decreased by a total of $205.2 million, excluding the impairment reserve, when compared to the prior quarter ended March 31, 2002.

c.) The consolidated capitalization ratio of the Company at the end of the current period:

(Thousands)	June 30, 2002

Common equity	$ 2,572,479	33.7%
Preferred stock	74,000	1.0%
Minority interest	36,795.4%
Long-term and short-term debt	4,950,065	64.9%

Total Capitalization	$ 7,633,339	100.0%

d.)  The market-to-book ratio of the Company's common stock at June 30, 2002 was 1.256.

e.)  New investments or commitments to invest in new EWG/FUCO projects during the current period was :

Amount Invested

There were no new investments in EWG's/FUCO's .	$ -

f.)  Analysis of growth in consolidated retained earnings, segregating total earnings growth of EWGs and FUCOs from that attributable to "Other Subsidiaries" for the current period:

(Thousands)	Allegheny Energy, Inc.	EWG's And FUCO's*

Retained earnings at April 1, 2002	$1,200,256	$ (3)
Net income/ (loss)	(32,288)	(19)
FAS 142 write off	(130,514)	-
Dividend declared	(53,966)	-
Retained Earnings at June 30, 2002	$ 983,488	$ (22)

*Amounts do not include earnings of FUCO's in which the Company, through Allegheny Ventures, Inc., holds a minority interest.

            As defined in the Order, "Other Subsidiaries" refers the subsidiaries of the Company, other than the Operating Companies and AE Supply. The Operating Companies, together with the other subsidiaries of the Company that are public utility companies now existing or hereafter created or acquired, as defined under the Act, are referred to as "Utility Subsidiaries." The Operating Companies, dba Allegheny Power include West Penn Power Company (West Penn), The Potomac Edison Company (Potomac Edison) and Monongahela Power Company (Monongahela Power).

  Statement of revenues and net income for each EWG and FUCO for the twelve months ending June 30, 2002:
(Thousands)	Revenue*	Income
Allegheny Energy Hunlock Creek, LLC	$ -	$ (127)
AE Supply Gleason Generating Facility, LLC	$ 18,980	$ -
AE Supply Wheatland Generating Facility, LLC	$ 19,828	$ -
AE Supply Lincoln Generating Facility, LLC	$ 35,812	$ 1
Total	$ 74,620	$ (126)

*Does not include FUCO's in which the Company, through Allegheny Ventures, Inc., holds a minority interest.

h.)  Sales of common stock for the Company during the current period were:

		Share Price at Agreement Date
		Avg. Market Price	Avg. Purchase Price*
Issuance of common stock	276,417	$25.75	$31.43

*Reflects the Company's equity accounting for issuance of common stock for 401-k Company match and for dividend reinvestment.

i.)  The total number of shares of common stock issued during the current period under the Company's share purchase and dividend reinvestment plan, system employee benefit plan and executive compensation plans, including any plans adopted, were:

Number of Shares Issued
Share purchase and dividend reinvestment plan	179,826
Employee benefit plan	76,241
Executive compensation plan	-
Stock options excercised	20,350
276,417

   j.)   Guarantees and credit support provided by the Company, including the name of the issuing company and the name of the subsidiary company, during the current period were:

Name of Issuing Company	Counterparty	On behalf of:

Allegheny Energy, Inc.	BP Energy	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	Conoco Inc.	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	Coral Energy Resources, LP	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	Equitable Energy, LLC	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	Equitable Gas	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	OGE Energy Resources, Inc.	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	Proliance Energy, LLC	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	Select Energy New York, Inc.	Allegheny Ventures / Alliance Energy
Allegheny Energy, Inc.	WPS Energy Services, Inc.	Allegheny Ventures / Alliance Energy

  Short-term debt issued by the Company, including the term and amount, during the current period was as follows:
Term	Amount

No short-term debt was issued by the company during the current period.	$ -

l.)  For any financings consummated by any Operating Company (see item (f) above), during the current period, which financings are not exempt under Rule 52:

Term	Amount

There were no non- exempt financings consummated by any Operating Company during the current period.	$ -

m.)  Any financings consummated by AE Supply or any Other Subsidiary (see item (f) above),during the current period, which financings are not exempt under Rule 52:

Term	Amount
Revolving Credit Facility (including 364 day tranche and.
A three year tranche)	$650 million

n.)  Any financings consummated by any Operating Company (see item (f) above) during the current period, under the exemption provided by Rule52:

Term	Amount

West Penn Power Company, 6.25% note due April 15, 2012	$ 80.0 million

o.)  Any financings consummated by AE Supply or any Other Subsidiaries (see item (f) above) during the current period, under the exemption provided by Rule52:

Term	Amount

There were no exempt financings during the current period.	$ -

p.) The notional amount and principal terms of any Instruments to hedge interest rate or currency risk entered into during the current period, and identification of the parties to the Instrument:

Name of Counter Party	Company	Term	Notional Amount

The Bank of Nova Scotia	Allegheny Energy, Inc.	April 26, 2002 - August 1, 2005	$300.0 million

q.)  The name, parent company, and amount invested in any new Intermediate company or financing entity during the current period:

Intermediate Company Name	Parent Company Name	Notional Amount

There were no amounts invested in the current period.		$ -

  Attach consolidated balance sheets as of the end of the current period for the Company and separate balance sheets as of the end of the current period for each company that has engaged in financing transactions during the current period see Exhibit A attached.
Financial Statements

Allegheny Energy, Inc. Consolidated Balance Sheet at June 30, 2002 And December 31, 2001

Allegheny Energy Supply Company, LLC Consolidated Balance Sheet at June 30, 2002 and December 31, 2001

Exhibit A - page 1

ALLEGHENY ENERGY, INC.
Consolidated Balance Sheet
(Thousands of dollars)

	Unaudited
	June 30,	December 31,
ASSETS:	2002	2001
Current assets:
Cash and temporary cash investments	$ 82,277	$ 37,980
Accounts receivable:
Billed:
Customer	543,276	350,349
Other	108,013	27,798
Unbilled	132,193	169,612
Allowance for uncollectible accounts	(40,715)	(32,796)
Materials and supplies - at average cost:
Operating and construction	105,051	104,965
Fuel	101,996	82,390
Commodity contracts	400,150	297,879
Taxes receivable	93,294	124,718
Other, including current portion of regulatory assets	127,708	150,015
	1,653,243	1,312,910
Property, plant, and equipment:
Generation and Marketing	6,116,168	6,048,914
Delivery and Services	4,729,203	4,611,263
Construction work in progress	371,217	426,706
	11,216,588	11,086,883
Accumulated depreciation	(4,369,789)	(4,233,868)
	6,846,799	6,853,015

Investments and other assets:
Excess of cost over net assets acquired (Goodwill)	397,984	603,615
Benefit plans' investments	101,652	102,078
Unregulated investments	87,929	66,422
Intangible assets	17,951	43,045
Other	4,102	4,135
	609,618	819,295
Deferred charges:
Commodity contracts	1,437,303	1,457,504
Regulatory assets	585,870	594,182
Other	154,322	130,646
	2,177,495	2,182,332

Total assets	$11,287,155	$11,167,552

Exhibit A - page 2
ALLEGHENY ENERGY, INC.
Consolidated Balance Sheet (Continued)
(Thousands of dollars)

	Unaudited
	June 30,	December 31,
STOCKHOLDERS' EQUITY AND LIABILITIES:	2002	2001
Current liabilities:
Short-term debt	$ 903,500	$ 1,238,728
Long-term debt due within one year	390,662	353,054
Accounts payable	552,237	373,958
Taxes accrued:
Federal and state income	74,719	21,613
Other	72,375	99,393
Adverse power purchase commitments	24,839	24,839
Deferred income taxes	97,270	186,933
Commodity contracts	621,302	512,788
Other, including current portion of regulatory
liabilities	197,603	238,504
	2,934,507	3,049,810

Long-term debt and QUIDS	3,655,903	3,200,421

Deferred credits and other liabilities:
Commodity contracts	324,193	482,225
Unamortized investment credit	99,386	102,589
Deferred income taxes	1,051,247	972,910
Obligations under capital leases	36,047	35,309
Regulatory liabilities	107,621	108,055
Adverse power purchase commitments	241,936	253,499
Other	153,041	148,774
	2,013,471	2,103,361

Minority interest	36,795	29,991

Preferred stock	74,000	74,000

Stockholders' Equity:
Common stock	157,197	156,596
Other paid-in capital	1,433,221	1,421,117
Retained earnings	983,488	1,152,487
Other comprehensive income	(1,427)	(20,231)
	2,572,479	2,709,969
Contingencies

Total stockholders' equity and liabilities	$11,287,155	$11,167,552

Exhibit B- page 1

ALLEGHENY ENERGY SUPPLY COMPANY, LLC, AND SUBSIDIARIES
Consolidated Balance Sheet
(Thousands of dollars)
	Unaudited
	June 30,	December 31,
	2002	2001

ASSETS
Current assets:
Cash and temporary cash investments	$ 29,581	$ 20,909
Accounts receivable:
Nonaffiliated	353,670	104,956
Affiliates, net	15,739	53,239
Allowance for uncollectible accounts	(8,100)	(2,400)
Materials and supplies - at average cost:
Operating and construction	53,256	52,757
Fuel	63,431	41,240
Taxes receivable	74,390	95,247
Commodity contracts	400,150	297,879
Other	27,713	38,325
	1,009,830	702,152

Property, plant, and equipment:
In service, at original cost	5,196,599	5,010,818
Construction work in progress	211,412	340,772
Accumulated depreciation	(2,022,865)	(1,958,613)
	3,385,146	3,392,977

Investments including intangibles:
Excess of costs over net assets acquired (Goodwill)	367,287	367,287
Unregulated investments	28,908	7,105
	396,195	374,392

Deferred charges:
Commodity contracts	1,437,303	1,457,504
Other deferred charges	72,890	49,117
	1,510,193	1,506,621

Total assets	$6,301,364	$5,976,142

Exhibit B- page 2

ALLEGEHENY ENERGY SUPPLY COMPANY, LLC, AND SUBSIDIARIES
Consolidated Balance Sheet (Continued)
(Thousands of dollars)
	Unaudited
	June 30,	December 31,
	2002	2001

CAPITALIZATION AND LIABILITIES:
Current liabilities:
Long-term debt due within one year	$ 238,736	$ 219,108
Notes payable to parent and affiliates	151,800	387,850
Short-term debt	330,550	685,895
Accounts payable	385,873	184,108
Deferred income taxes	120,498	209,949
Taxes accrued:
Federal and state income	4,470	1,465
Other	22,214	24,120
Commodity contracts	622,903	515,183
Other	50,849	62,632
	1,927,893	2,290,310

Long-term debt	1,625,340	1,130,041

Minority interest	30,992	30,476

Deferred credits and other liabilities:
Commodity contracts	327,690	489,950
Deferred income taxes	563,747	412,707
Other	105,343	97,972
	996,780	1,000,629

Contingencies

Members' equity	1,720,359	1,524,686

Total capitalization and liabilities	$6,301,364	$5,976,142